UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*
UXIN LIMITED
(Name of Issuer)
Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
91818X108**
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Listed CUSIP relates to the American Depositary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 Kingkey New Era Auto Industry Limited
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  0(1)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  0(1)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 0
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 0%(1)
12 Type of Reporting Person (See Instructions)
 OO
(1) Kingkey New Era Auto Industry Limited as borrower had pledged 57,045,450 Class A Ordinary Shares it held ("Pledged Shares") pursuant to a share charge in favor of a third-party lender in connection with a loan under a facility agreement entered into with the lender on October 25, 2017. After the initial public offering ("IPO") of the Issuer, a confirmatory security deed relating to the original share charge was entered into by Kingkey New Era Auto Industry Limited as chargor on July 27, 2018 in light of the Pledged Shares being converted from preferred shares into Class A Ordinary Shares upon the completion of the IPO of the Issuer, and a deed of undertaking supplementing the original facility agreement was entered into by Kingkey New Era Auto Industry Limited as borrower on September 28, 2018, which added a margin call and top-up requirement relating to the loan. On December 19, 2018, the lender issued an instruction letter to enforce its security interests in the Pledged Shares, and the Pledged Shares have been transferred by Kingkey New Era Auto Industry Limited to the lender as a result thereof. The lender may hold or dispose of such securities in its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. After the share transfer, Kingkey New Era Auto Industry Limited does not hold any shares in the Issuer.

SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 Kingkey New Era Auto Industry Global Limited
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  61,129,800 Class A Ordinary Shares(2)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  61,129,800 Class A Ordinary Shares(2)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 61,129,800 Class A Ordinary Shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 6.9%(3)
12 Type of Reporting Person (See Instructions)
 OO
(2) Kingkey New Era Auto Industry Global Limited is the record owner of these shares.
(3) Based on 880,659,899 outstanding ordinary shares as a single class as of December 31, 2018 as provided by the Issuer, being the sum of 839,850,038 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 23,520,495 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plan.
SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 First Tycoon Ventures Limited
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  61,129,800 Class A Ordinary Shares(4)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  61,129,800 Class A Ordinary Shares(4)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 61,129,800 Class A Ordinary Shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 6.9%(3)
12 Type of Reporting Person (See Instructions)
 OO
(3) Based on 880,659,899 outstanding ordinary shares as a single class as of December 31, 2018 as provided by the Issuer, being the sum of 839,850,038 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 23,520,495 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plan.
(4) Kingkey New Era Auto Industry Global Limited is the record owner of these shares. Kingkey New Era Auto Industry Global Limited is a 56% owned subsidiary of First Tycoon Ventures Limited. By virtue of such relationship, First Tycoon Ventures Limited may be deemed to beneficially own all of the shares owned by Kingkey New Era Auto Industry Global Limited.
SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 Sail Best Investments Limited
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  61,129,800 Class A Ordinary Shares(5)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  61,129,800 Class A Ordinary Shares(5)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 61,129,800 Class A Ordinary Shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 6.9%(3)
12 Type of Reporting Person (See Instructions)
 OO
(3) Based on 880,659,899 outstanding ordinary shares as a single class as of December 31, 2018 as provided by the Issuer, being the sum of 839,850,038 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 23,520,495 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plan.
(5) Kingkey New Era Auto Industry Global Limited is the record owner of these shares. Kingkey New Era Auto Industry Global Limited is a 56% owned subsidiary of First Tycoon Ventures Limited which is a 66.7% owned subsidiary of Sail Best Investments Limited. By virtue of such relationships, Sail Best Investments Limited may be deemed to beneficially own all of the shares owned by Kingkey New Era Auto Industry Global Limited.
SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 Kingkey Investment Group Limited
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  61,129,800 Class A Ordinary Shares(6)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  61,129,800 Class A Ordinary Shares(6)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 61,129,800 Class A Ordinary Shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 6.9%(3)
12 Type of Reporting Person (See Instructions)
 OO
(3) Based on 880,659,899 outstanding ordinary shares as a single class as of December 31, 2018 as provided by the Issuer, being the sum of 839,850,038 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 23,520,495 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plan.
(6) Kingkey New Era Auto Industry Global Limited is the record owner of these shares. Kingkey New Era Auto Industry Global Limited is a 56% owned subsidiary of First Tycoon Ventures Limited which is a 66.7% owned subsidiary of Sail Best Investments Limited. Sail Best Investments Limited is a wholly-owned subsidiary of Kingkey Investment Group Limited. By virtue of such relationships, Kingkey Investment Group Limited may be deemed to beneficially own all of the shares owned by Kingkey New Era Auto Industry Global Limited.
SCHEDULE 13G
CUSIP No. 91818X108

1 Names of Reporting Persons
 Chen Jiarong
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [X]
3 Sec Use Only

4 Citizenship or Place of Organization
 Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  0
 6 Shared Voting Power
  75,893,890 Class A Ordinary Shares (7)
 7 Sole Dispositive Power
  0
 8 Shared Dispositive Power
  75,893,890 Class A Ordinary Shares (7)
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 75,893,890 Class A Ordinary Shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 8.6%(3)
12 Type of Reporting Person (See Instructions)
 IN
(3) Based on 880,659,899 outstanding ordinary shares as a single class as of December 31, 2018 as provided by the Issuer, being the sum of 839,850,038 Class A Ordinary Shares and 40,809,861 Class B Ordinary Shares outstanding as of the same date, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares, and excluding the 23,520,495 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer's share incentive plan.
(7) Kingkey New Era Auto Industry Global Limited is the record owner of these shares. Kingkey New Era Auto Industry Global Limited is a 56% owned subsidiary of First Tycoon Ventures Limited which is a 66.7% owned subsidiary of Sail Best Investments Limited. Sail Best Investments Limited is a wholly-owned subsidiary of Kingkey Investment Group Limited. Chen Jiarong owns Kingkey Investment Group Limited as to 50% and is the sole director of Kingkey Investment Group Limited. In addition, Chen Jiarong directly owns Kingkey New Era Auto Industry Global Limited as to 6.67%. By virtue of such relationships, Chen Jiarong may be deemed to have shared voting and dispositive power with respect to the shares owned by Kingkey New Era Auto Industry Global Limited. In addition, Chen Jiarong has shared voting and dispositive power with Kun Dai and JenCap UX over 14,764,090 Class A Ordinary Shares owned by BOCOM International Supreme Investment Limited, a company incorporated in British Virgin Islands, by contractual arrangement.

Item 1.
(a) Name of Issuer:
Uxin Limited
(b) Address of Issuer's Principal Executive Offices:
2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China
Item 2.
(a) Name of Person Filing:
Kingkey New Era Auto Industry Limited
Kingkey New Era Auto Industry Global Limited
First Tycoon Ventures Limited
Sail Best Investments Limited
Kingkey Investment Group Limited
Chen Jiarong
(collectively, "Reporting Persons")
(b) Address of Principal Business Office or, if None, Residence:
The address of principal business office of the Reporting Persons is 44/F, Office Tower, Convention Center, 1 Harbor Road, Wan Chai, Hong Kong.
(c) Citizenship:
Each of Kingkey New Era Auto Industry Limited, Kingkey New Era Auto Industry Global Limited, First Tycoon Ventures Limited, Sail Best Investments Limited and Kingkey Investment Group Limited is a company with limited liability incorporated under the laws of the British Virgin Islands.
Chen Jiarong is a citizen of Hong Kong.
(d) Title and Class of Securities:
Class A Ordinary Shares, par value US$0.0001 per share
(e) CUSIP No.:
91818X108 (relates to the American Depositary Shares of the Issuer)
Item 3.  If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
 Not applicable.
Item 4. Ownership
The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of Uxin Limited by each of the Reporting Persons is provided as of December 31, 2018:

Reporting Person Amount beneficially owned: Percent of class: Sole power to vote or direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of:
Kingkey New Era Auto Industry Limited 0 0 0 0 0 0
Kingkey New Era Auto Industry Global Limited 61,129,800 6.9 0 61,129,800 0 61,129,800
First Tycoon Ventures Limited 61,129,800 6.9 0 61,129,800 0 61,129,800
Sail Best Investments Limited 61,129,800 6.9 0 61,129,800 0 61,129,800
Kingkey Investment Group Limited 61,129,800 6.9 0 61,129,800 0 61,129,800
Chen Jiarong 75,893,890 8.6 0 75,893,890 0 75,893,890
For further details, please see Items 5, 6, 7, 8, 9 and 11 on the earlier pages.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Kingkey New Era Auto Industry Limited has ceased to be a beneficial owner of more than five percent.
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8. Identification and classification of members of the group.
 Not applicable.
Item 9. Notice of Dissolution of Group.
 Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2019

Kingkey New Era Auto Industry Limited
By: /s/ Chen Jiarong
Name/Title: Chen Jiarong, Director
Kingkey New Era Auto Industry Global Limited
By: /s/ Chen Jiarong
Name/Title: Chen Jiarong, Director
First Tycoon Ventures Limited
By: /s/ Chen Jiarong
Name/Title: Chen Jiarong, Director
Sail Best Investments Limited
By: /s/ Chen Jiarong
Name/Title: Chen Jiarong, Director
Kingkey Investment Group Limited
By: /s/ Chen Jiarong
Name/Title: Chen Jiarong, Director
Chen Jiarong
By: /s/ Chen Jiarong
Name: Chen Jiarong
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).